Ligand Pharmaceuticals Incorporated

11085 North Torrey Pines Rd., #300

La Jolla, California 92037

January 4, 2011

VIA EDGAR

James Peklenk, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009 (the “2009 Form 10-K”)
Filed March 3, 2010
File Number: 001-33093

Dear Mr. Peklenk:

This letter represents the Company’s response to the Staff’s comment letter dated December 17, 2010. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes To Consolidated Financial Statements

3. Acquisition of Neurogen, page 66

1.	Based on the difference between your 2008 GAAP and pro forma net loss, it appears that the GAAP net loss incurred by Neurogen in 2008 may be significant relative to your 2008 net loss indicating that the Acquisition of Neurogen is significant and requiring that you filed financial statements and pro forma financial information under rule 3-05 and article 11 of Regulation S-X. Please advise.

Ligand response:

The Company has evaluated the significance of its acquisition of Neurogen Corporation (“Neurogen”), as well as Commission guidance regarding the application of Rule 3-05 and Article 11 of Regulation S-X. In particular, the Company reviewed Section 2045.16 of the Financial Reporting Manual of the Division of Corporation Finance, which provides the following guidance with respect to acquiree financial statements:

“2045.16 Form 8-K Age of Financial Statements-Effect of Previously Filed Financial Statements—General Instruction B.3. to Form 8-K states in part: “If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.” Financial statements of an acquiree are not required in Form 8-K if they were previously filed by the registrant. Examples of when previously filed acquiree financial statements will not be deemed “substantially the same” pursuant to this instruction include:

•

the previously filed acquiree financial statements would not satisfy the required age of financial statements in the Form 8-K because operating results for two or more interim quarters are omitted. See Example 1 below. [emphasis added]

•

the previously filed acquiree financial statements are interim financial statements and the Form 8-K requires filing of updated audited annual financial statements of the acquiree. See Example 2 below.

•

the previously filed acquiree financial statements were prepared in accordance with the requirements for smaller reporting companies in S-X Article 8, but the registrant is not a smaller reporting company. See Example 3 below.

Example 1: Form S-4 included unaudited financial statements for the three months ended March 31 for a business to be acquired. The business combination was consummated on October 1 [i.e. > 134 days after March 31], and a Form 8-K reporting the acquisition was timely filed. No financial statements are required in the Form 8-K, unless there were significant subsequent events that would materially affect an investor’s understanding of the target company. However, if the business combination had been consummated on November 20 [i.e. two or more quarters’ results have been omitted], the financial statements would have had to be updated through September 30. [emphasis added]

[Examples 2 and 3 omitted.]”

In connection with its acquisition of Neurogen, the Company prepared and filed a Registration Statement on Form S-4 that was initially filed with the Commission on September 30, 2009 (File No. 333-162238) (as amended and supplemented, the “Neurogen S-4”). The Neurogen S-4, among other items, (1) incorporated the following reports by reference: Neurogen’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and

September 30, 2009, in each case as amended, and (2) contained unaudited pro forma financial information for the Company and Neurogen for the period ended June 30, 2009 and for the year ended December 31, 2008. In addition, the Company completed its acquisition of Neurogen on December 23, 2009 and has consolidated the financial statements of Neurogen with those of the Company beginning with the fourth quarter of 2009.

Based on the guidance and Example 1 contained in Section 2045.16 of the Financial Reporting Manual, the Company has determined that no additional financial statements were required to be filed in connection with its acquisition of Neurogen because the necessary audited and interim financial information was already incorporated by reference into the Neurogen S-4 and that pro forma financial information for the period ended September 30, 2009 would be “substantially the same” as the pro forma financial information included in the Neurogen S-4 for the period ended June 30, 2009. In concluding that pro forma financial information for the period ended September 30, 2009 would be “substantially the same” as for the period ended June 30, 2009, the Company determined that only one quarter of pro forma results was omitted and that during the third quarter of 2009 there were no significant subsequent events that would have materially affected an investor’s understanding of Neurogen.

2.        You recorded contingent value rights in connection with the Neurogen acquisition. You state in Management’s Discussion and Analysis in “Overview” on page 20 of the Form 10-Q for the three months ended March 31, 2010 that security holders of Neurogen received contingent value rights, under which they could receive cash payments under certain circumstances. You state in “Other” on page 27 of the Form 10-Q that the contingent value rights entitle Neurogen shareholders to cash payments upon the sale or licensing of certain assets and upon the achievement of a specified clinical milestone. It appears that based on the balance sheet at March 31, 2010, the contingent value right has been reduced to zero. Please revise to describe how you have accounted for the contingent value rights at December 31, 2009 and each period thereafter and your basis for the accounting treatment.

Ligand response:

In response to the Staff’s comment, the Company will add the following disclosure to its Annual Report on Form 10-K for the year ended December 31, 2010 in Note 2, “Significant Accounting Polices,” as well as a similar disclosure in subsequent quarterly reports on Form 10-Q:

Liability for Contingent Value Rights

In connection with the Company’s acquisition of Neurogen in December 2009, the Company issued to Neurogen stockholders four contingent value rights; real estate, Aplindore, VR1 and H3, that entitle them to cash and/or shares of third-party stock under certain circumstances. In accordance with ASC 805, the Company recorded the acquisition-date fair value of the contingent value rights as part of the purchase price. The acquisition-date fair value of the real estate contingent value right of $3.2 million was estimated using the net proceeds from a pending sale transaction and recorded as a payable to stockholders at December 31, 2009. In February 2010, the Company completed the sale of the real estate and subsequently distributed the proceeds to the holders of the real estate contingent value rights. As a result and after final settlement of all related expenses, the real estate contingent value right was terminated in August 2010. The acquisition-date fair value of the Aplindore, VR1 and H3 contingent value rights of $0, $0.2 million and $0.5 million, respectively, were estimated using the “income method”, which uses a discounted cash flow model and applies a probability weighting based on estimates of successful product development and commercialization to estimated future net cash flows resulting from projected revenues and related costs. The fair values of the contingent value rights are remeasured at each reporting date through the term of the related agreement. Changes in the fair values are reported in the statement of operations as income (decreases) or expense (increases). At December 31, 2010 and 2009, the aggregate fair values of the Aplindore, VR1 and H3 CVR’s were $XX million and $0.7 million, respectively, and included in other long-term liabilities in the accompanying balance sheets as management is unable to estimate the timing of potential future payments.

4. Acquisition of Pharmacopeia, page 67

3.	You state in “Other” on page 27 of the Form 10-Q for the three months ended March 31, 2010 that in connection with the Pharmacopeia acquisition the Pharmacopeia security holders received a contingent value right that entitles them to an aggregate cash payment of $15.0 million under certain circumstances. You also previously stated that at the time of acquisition the contingent value rights were not considered probable. Please revise to describe your accounting for the Pharmacopeia contingent value rights at December 31, 2009 and each subsequent period.

Ligand response:

In response to the Staff’s comment, the Company will add the following disclosure to its Annual Report on Form 10-K for the year ended December 31, 2010 in Note 2, “Significant Accounting Polices,” as well as a similar disclosure in subsequent quarterly reports on Form 10-Q:

Liability for Contingent Value Rights

In connection with the Company’s acquisition of Pharmacopeia in December 2008, the Company issued to Pharmacopeia security holders a contingent value right that entitles each holder to receive a proportionate share of an aggregate of $15.0 million if the Company entered into a license, sale, development, marketing or option agreement with respect to any product candidate from Pharmacopeia’s DARA program. The contingent value right expires on December 31, 2011. The Company did not record a liability for contingent value rights at the time of the acquisition as the Company’s management deemed, based on available information, that the likelihood of payment was not determinable beyond a reasonable doubt, in accordance with SFAS 141, Business Combinations. The Company will record a liability if and when a payment becomes due as a result of entering into a transaction covered under the terms of the contingent value right agreement as described above. At December 31, 2010 and 2009, the Company’s management deemed, based on available information, that the likelihood of payment was not determinable beyond a reasonable doubt and, therefore, no liability has been recorded.

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7573 if you have any questions.

Sincerely,

/s/ John P. Sharp

John P. Sharp

Chief Financial Officer

cc:	Grant Thornton LLP
Latham & Watkins LLP